

Mail Stop 4561

September 13, 2010

Peter B. LaMontagne
Chief Executive Officer
Paradigm Holdings, Inc.
9715 Key West Ave., 3rd Floor
Rockville, MD 20850

> **Re:** **Paradigm Holdings, Inc.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed August 20, 2010**
> **File No. 000-09154**

Dear Mr. LaMontagne:

    We have reviewed your filing and response letter dated August 20, 2010 and have the following comment.

<u>Proposal Three – Approval of Amendments to the Voting Rights of Holders of Series A-1 Preferred Stock Pursuant to the Reincorporation Documents, page 12</u>

1.   We note that your discussion of Proposal Three consists almost entirely of recitations of the old and newly proposed provisions without a discussion of the reasons for the proposed changes or the impact of the new provisions on stockholders. Please revise Proposal Three to avoid merely reciting the new and old provisions of the certificate of designations and the amended and restated articles of incorporation and include instead an informative discussion that advises your stockholders why you are seeking to change each referenced Section of your charter documents and the effect the change will have upon your stockholders. For example, you state "Each share of Series A-1 Preferred Stock shall entitle the Holder to such number of votes as shall equal the quotient of (x) the total number of shares of Common Stock issuable upon exercise of all Class A Warrants then outstanding, divided by (y) the total number of shares of Series A-1 Preferred Stock then outstanding." While it is clear from this disclosure that you are seeking to revise the voting rights of the Series A-1 preferred stock, you should detail why you are proposing this action, to what extent the voting rights of the Series A-1 preferred stock will change (i.e., increase or decrease) and any negative impact this may have upon your common stockholders including, but not limited to, any dilutive impact.

Peter B. LaMontagne
Paradigm Holdings, Inc.
September 13, 2010
Page 2

As another example, you refer to the revised Section (9)(b)(ii) without explaining the reason for this proposed change. Please note that this comment applies to all Sections of your certificate of designations and amended and restated articles of incorporation that you seek to change pursuant to Proposal Three.

If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or you may contact me at (202) 551-3457 if you require further assistance.

Sincerely,

Maryse Mills-Apenteng
Special Counsel